

February 23, 2011

Mr. Johannes Petersen
Chief Financial Officer
American Power Corp.
16 Market Square Center
1400 16th Street Suite 400
Denver, CO 80202

> **RE:** **American Power Corp.**
> **Form 10-K/A for the Fiscal Year ended September 30, 2010**
> **Form 10-Q for the Fiscal Quarter ended December 31, 2010**
> **File No. 0-53683**

Dear Mr. Petersen:

We have reviewed these filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

General

1. It does not appear that you have filed your Section 302 and 906 certifications. SEC Release 33-8238 requires Section 302 and 906 certifications to be filed as exhibits to annual and quarterly reports. As such, please file an amendment to your December 31, 2010 Form 10-Q to include Section 302 and 906 certifications. In doing so, please refile the Form 10-Q in its entirety, along with the certifications. Please ensure that the certifications refer to the Form 10-Q/A and are currently dated.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief